News Release

TAG Oil Ltd. www.tagoil.com Corporate Office 534 17th Avenue SW Suite400 Calgary, Alberta T2S 0B1 Canada Technical Office 146 Devon Street East New Plymouth, New Zealand

TAG Oil Accelerates New Zealand Exploration Program

Calgary, Alberta – November 25, 2005 --/PRNewswire/-- TAG Oil Ltd. (TSX-V: TAO / OTCBB: TAGOF) announced today that the Konini-1 well, currently drilling ahead at 1,439m toward total depth of 2,000m will now be followed immediately by the drilling of the SuppleJack South-1 well on PEP38765 (TAG ownership: 13.33%). It is expected that Konini-1 will reach its total depth, targeting the Miocene-aged Mt Messenger formation, the producing formation in the nearby Cheal oil pool, by November 29, 2005.

The SuppleJack South-1 well is a follow-up well to the SuppleJack-1 dual zone gas/condensate discovery made earlier this year in PEP38741 (TAG ownership: 20%). The new well will have a surface location in PEP38741, but will be directionally drilled to reach a true vertical depth of approximately 2,000m in PEP38765, testing a 3-D seismically identified sweet spot approximately 700m from the SuppleJack-1 discovery.

TAG President Drew Cadenhead commented, “Accelerating the SuppleJack South-1 well into December demonstrates TAG’s eagerness to exploit our discoveries and accelerate our potential cash flow”.

Immediately following the SuppleJack South-1 well, OD&E Rig#19 will spud the Arakamu-1 exploration well situated in PEP38757 (TAG 100%). The Arakamu-1 well will test multiple Miocene-aged targets including the proven producing horizons at the newly discovered Cheal oil and gas field less than 4 kilometers to the north. The TAG-operated Arakamu-1 well should take approximately 16 days to reach Total Depth of 2,250m/7,380 ft.

Corporately, TAG recently granted two directors a total of 150,000 additional stock options exercisable at CDN$1.30 per share, under the terms of the Company’s stock option plan. In addition the Company has filed its unaudited consolidated interim financial statements and accompanying notes for the period ending September 30, 2005 and related Management’s Discussion and Analysis, with Canadian securities regulatory authorities.

For further information please visit our website at www.tagoil.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Forward looking statements

Statements contained in this news release that are not historical facts are forward-looking statements that involve various risks and uncertainty affecting the business of TAG. Actual results may vary materially from the information provided in this release. As a result there is no representation by TAG that actual results realized in the future will be the same in whole or in part as those presented herein.